UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces Third Quarter 2014 Financial Results

- Third Quarter Revenue and Gross Margin Meet Guidance Forecast-

SHANGHAI, December 23, 2014 /PRNewswire/ -- Zuoan Fashion Limited (NYSE: ZA) ("Zuoan" or the "Company"), a leading design-driven fashion casual menswear company in China, today announced its financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

•	Revenues in the third quarter of 2014 were RMB301.1 million ($49.1 million), a decrease of 20.9% from RMB380.5 million in the same quarter of 2013.

•	Gross profit in the third quarter decreased 45.6% year over year to RMB84.8 million ($13.8 million) from RMB155.8 million in the same quarter of 2013.

•	Gross margin was 28.2% compared with 40.9% in the prior year period and 30.0% in the second quarter of 2014.

•	Net loss was RMB14.1 million ($2.3 million) compared with net income of RMB23.0 million in the same quarter of 2013.

•
Diluted loss per ordinary share was RMB0.13 ($0.02) in the third quarter, equivalent to RMB0.51 ($0.08) per ADS, compared to diluted earnings per ordinary share of RMB0.21 ($0.03) or RMB0.83 ($0.13) per ADS in the third quarter of 2013.

James Hong, Founder, Chairman and Chief Executive Officer, commented, "Market conditions at the retail store level remain challenging driven by an industry downturn and the continued rise of e-commerce. Customer spending at Zuoan retail stores continues to be restrained while orders from our distributors declined in the third quarter over the prior year period as inventories remain at elevated levels. In response to the current market environment, we continue to offer lower prices to our customers and are increasing our advertising efforts to boost brand awareness. While these efforts resulted in margin pressure this quarter, we believe these actions along with our latest growth initiatives will strengthen our performance and benefit Zuoan as market conditions improve."

Mr. Hong continued, "A major new initiative for Zuoan going forward focuses on the integration of our supply chain structure to establish a brand new online-to-offline (OTO) business.  This October, we conducted a pilot program in which we launched a new and lower priced collection in twelve Zuoan stores. This new collection is tailored according to customer fashion trends and sold at very competitive prices in these twelve stores. This new initiative received very positive results during the trial period and we plan to expand the trial program to forty to fifty stores over the next several quarters. When implemented fully, customers will also have the ability to purchase this special collection online on PCs and mobile devices. We believe the OTO business can serve as a model for Zuoan’s future development. This interactive shopping experience will enable Zuoan to attract a new group of target customers that prefer the convenience and low price of online shopping while also seeking a recognized brand and reliable sourcing channel. We aim to significantly improve our overall customer experience by seamlessly integrating our online and offline product offerings.”

“As we look to 2015, in addition to maintaining product quality and strengthening our brand image, we actively look for new growth drivers to improve our performance. We will continue optimizing supply chain which can result in lower pricing for our customers, incorporate online resources to offer customers a wide range of quality products at different levels of affordable prices and evaluate new business lines for growth.  For example, earlier this year, we separated our new leather accessories business to ensure greater focus on product development and marketing. We have opened over fifty special stores as of September 30th.  We expect these actions to improve our brand popularity, reinforce Zuoan’s leadership in the fashion casual menswear sector and boost sales in 2015 and beyond," concluded Mr. Hong.

Third Quarter 2014 Financial Performance

Revenue for the third quarter of 2014 was RMB301.1 million ($49.1 million), representing a decrease of 20.9% from RMB380.5 million in the same quarter of 2013. The decrease was primarily driven by decreased sales volume, lower wholesale prices offered to the Company's distributors as well as reduced pricing at the retail level due to a slower economic environment in China. During the quarter, distributor sales decreased by 20.7% to RMB299.9 million from RMB378.3 million in the same quarter of 2013. Third quarter 2014 self-operated direct store sales were RMB1.2 million, compared to RMB2.2 million in the same quarter of 2013. A net total of 120 distributor and sub-distributor stores and two self-operated direct store were closed in the third quarter of 2014, resulting in a total of 803 store locations as of September 30, 2014 compared to 1,074 store locations in the same period of the prior year.

Cost of sales decreased by 3.8% to RMB216.3 million ($35.2 million) in the third quarter of 2014 from RMB224.7 million in the same quarter of 2013, primarily due to the slightly lower sales volume.  As a percentage of revenues, cost of sales increased to 71.8% in the third quarter of 2014 from 59.1% in the same quarter of 2013.

Gross profit decreased by 45.6% to RMB84.8 million ($13.8 million) from RMB155.8 million in the third quarter of 2013. Third quarter 2014 gross margin was 28.2% compared to 40.9% in the same quarter of 2013. The decrease in gross margin was primarily due to lower wholesale pricing from 35% to 33% offered to the Company's distributors as well as decreased pricing at the retail level. Gross margin at the Company's direct stores and distributor stores were 20.4% and 28.2%, respectively.

Selling and distribution expenses in the third quarter were RMB72.1 million ($11.8 million), or 24.0% of revenue, compared to RMB108.3 million, or 28.5% of revenue in the same quarter of 2013.  The actual amount and percentage decreases were primarily due to lower advertising expenses incurred for the marketing activities and sales promotions in the third quarter of 2014 offset by an increase in renovation costs of the existing stores.

Administrative expenses in the third quarter were RMB26.7 million ($4.3 million), or 8.9% of revenue, compared with RMB14.5 million, 3.8% of revenue in the same quarter of 2013.

Effective tax rate in the third quarter was nil compared to 27.0% in the same quarter of 2013 as a result of the operating loss in the third quarter of 2014.

Net loss for the third quarter was RMB14.1 million ($2.3 million) compared to net income of RMB23.0 million in the same quarter of 2013.

Diluted loss per ordinary share were RMB0.13 ($0.02) in the third quarter of 2014, equivalent to RMB0.51 ($0.08) per ADS, compared to diluted earnings per ordinary share of RMB0.21 ($0.03) or RMB0.83 ($0.13) per ADS in the third quarter of 2013. The Company's diluted number of shares outstanding was 111.3 million in the third quarter ended September 30, 2014.

As of September 30, 2014, the Company had cash, cash equivalents of RMB1,411.9 million ($230.0 million), compared to RMB1,227.4 million as of December 31, 2013.  Net cash provided by operating activities was RMB215.6 million ($35.1 million) in the nine months ended September 30, 2014, compared to RMB356.7 million in the prior year period.

Outlet Type:	3Q2013	3Q2014
Direct Stores	8	3
Distributor and Sub-distributor Stores	1,003	746
Distributor-Operated Flagship Stores	63	54
Total:	1,074	803

Financial Outlook

For the fourth quarter of 2014, the Company currently anticipates revenue in the range of RMB190-RMB210 million ($31.0-34.2 million), gross margin of approximately 21-23%, net loss of approximately RMB2.4-2.8 million ($0.4-$0.5 million) and basic and fully diluted loss per share of approximately RMB0.02 ($0.004) – RMB0.03 ($0.004), equivalent to RMB0.09 ($0.01) – RMB0.10 ($0.02) per ADS.

Conference Call Information

Zuoan's management will host an earnings conference call on December 23, 2014 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing # 1-719-325-2420. A webcast will also be available via http://public.viavid.com/index.php?id=112369. A replay of the call will be available through December 30, 2014. Listeners may access the replay by dialing #1-858-384-5517, access code: 1268188.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.12 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2014.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai. Zuoan offers a wide range of products, including men's casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle. Through extensive networks of distributors and retail stores, Zuoan sells its products in 803 stores located in China as of September 30, 2014.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan's public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

 ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended September 30			Nine months period ended September 30
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues	380,501	301,077	49,051	994,310	735,921	119,896
Cost of goods sold	(224,705)	(216,272)	(35,235)	(562,921)	(501,819)	(81,756)
Gross profit	155,796	84,805	13,816	431,389	234,102	38,140
Other income	1,181	2,795	455	4,187	5,778	941
Selling and distribution expenses	(108,270)	(72,123)	(11,750)	(165,832)	(156,388)	(25,479)
Administrative expenses	(14,482)	(26,654)	(4,342)	(40,119)	(53,159)	(8,661)
Finance costs	(2,787)	(2,968)	(484)	(8,205)	(8,852)	(1,442)
(Loss/)Profit before taxation	31,438	(14,145)	(2,304)	221,420	21,481	3,500
Income tax expense	(8,473)	-	-	(57,013)	(10,032)	(1,634)
(Loss)/Profit after taxation	22,965	(14,145)	(2,304)	164,407	11,449	1,865

Other comprehensive (loss)/profit: Foreign exchange difference arising from translation of foreign currency financial statements	(687)	(152)	(25)	(3,025)	769	125
Total comprehensive (loss)/income for the periods	22,278	(14,297)	(2,329)	161,382	12,218	1,991

(Loss)/Earnings per share (RMB):
Basic (loss)/earnings per share	0.21	(0.13)	(0.02)	1.48	0.10	0.02
Diluted (loss)/earnings per share	0.21	(0.13)	(0.02)	1.48	0.10	0.02

Weighted average basic no. of shares (‘000)	111,276	111,276		111,276	111,276
Weighted average diluted no. of shares (‘000)	111,276	111,276		111,276	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of September 30
(in thousands)	2013	2014	2014
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	17,377	7,806	1,272

Current assets
Inventories	24,629	50,855	8,285
Trade and other receivables	450,983	361,046	58,821
Prepayments	94	-	-
Fixed deposits – pledged	41,800	45,800	7,462
Cash and cash equivalents	1,227,402	1,411,891	230,025
	1,744,908	1,869,592	304,593
Total assets	1,762,285	1,877,398	305,865

EQUITY AND LIABILITIES

Share capital	185	185	30
Share premium	426,165	426,165	69,431
Reserves	49,165	50,233	8,184
Retained profits	1,007,517	984,337	160,368
Total equity	1,483,032	1,460,920	238,012

LIABILITIES

Current liabilities
Trade and other payables	124,398	269,074	43,837
Interest-bearing bank borrowings	149,550	147,010	23,951
Income tax payable	5,305	394	64
Total liabilities	279,253	416,478	67,852
Total equity and liabilities	1,762,285	1,877,398	305,865

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Nine months period ended September 30
	2013	2014	2014
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	221,420	21,481	3,500
Adjustments for :
Depreciation of property, plant and equipment	6,301	9,191	1,497
Equity-settled employees benefit expenses	1,356	299	49
Interest expenses on bank borrowings	8,205	8,852	1,442
Loss on disposal of property, plant and equipment	183	827	135
Provision for obsolete inventory	-	14,897	2,427
Interest income	(4,187)	(5,778)	(941)

Operating profit before working capital changes	233,278	49,769	8,108
Increase in inventories	(11,233)	(41,123)	(6,700)
Decrease in trade and other receivables	129,383	89,937	14,652
Decrease in prepayments	100	94	15
Increase in fixed deposits pledged	(20,181)	(4,000)	(652)
Increase in trade and other payables	105,902	144,676	23,571
Cash generated from operations	437,249	239,353	38,995
Interest paid	(8,205)	(8,852)	(1,442)
Income tax paid	(72,327)	(14,943)	(2,435)
Net cash generated from operating activities	356,717	215,558	35,119

Cash flows from investing activities
Acquisition of property, plant and equipment	(22,690)	(447)	(73)
Interest received	4,187	5,778	941
Net cash generated from/(used in) investing activities	(18,503)	5,331	869

Cash flows from financing activities
Dividend paid	-	34,629	5,642
Bank loans obtained	171,200	131,870	21,484
Repayment of bank loans	(137,750)	(134,410)	(21,898)
Net cash (used in)/generated from financing activities	33,450	(37,169)	(6,056)

Net increase in cash and cash equivalents	371,664	183,720	29,932
Exchange difference	(3,025)	769	125
Cash and cash equivalents at beginning of the periods	918,451	1,227,401	199,968
Cash and cash equivalents at end of the periods	1,287,090	1,411,891	230,025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: December 24, 2014	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer